UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

flyExclusive, Inc.

(f/k/a EG Acquisition Corp.)

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

343928107

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 343928107

1	Names of Reporting Persons EnTrust Magnolia Partners LP
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,123,562
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,123,562

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,123,562
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 6.6%
12	Type of Reporting Person (See Instructions) HC, OO

SCHEDULE 13G
CUSIP No. 343928107

1	Names of Reporting Persons FE Manager LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,123,562
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,123,562

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,123,562
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 6.6%
12	Type of Reporting Person (See Instructions) HC, OO

Item 1.

(a)	Name of Issuer: FLYEXCLUSIVE, Inc. (formerly known as EG Acquisition Corp.)

(b)	Address of Issuer’s Principal Executive Offices: 2860 Jetport Road, Kinston, NC 28504

Item 2.

(a)

Name of Person Filing: EnTrust Magnolia Partners LP, a Delaware limited partnership (“Magnolia”), FE Manager LLC, a Delaware limited liability company (“FE Manager,” and together, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2024, pursuant to which the Reporting Persons have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed as an admission that any of the foregoing persons or the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

(b)	Address of Principal Business Office or, if None, Residence: The address of the business office of each of the Reporting Persons is 375 Park Avenue, 24th Floor, New York, NY 10152 10174.

(c)	Citizenship: Magnolia is organized as a limited partnership under the laws of the State of Delaware. FE Manager is organized as a limited liability company under the laws of the State of Delaware.

(d)	Title and Class of Securities: Class A Common stock, $0.0001 Par Value (the “Common Stock”).

(e)	CUSIP No.:343928107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)

Amount Beneficially Owned: The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.

Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. N/A

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. N/A

Item 8.	Identification and classification of members of the group. N/A

Item 9.	Notice of Dissolution of Group. N/A

Item 10.	Certifications. N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

EnTrust Magnolia Partners LP
By: EnTrust Global Partners LLC, as general partner

By:	/s/ Matthew Lux
Name:	Matthew Lux
Title:	Senior Managing Director & General Counsel of the General Partner

FE Manager LLC
By: EnTrust Global Partners LLC, as manager

By:	/s/ Matthew Lux
Name:	Matthew Lux
Title:	Senior Managing Director & General Counsel of the manager

EXHIBIT LIST

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons, dated as of February 14, 2024.